    As filed with the Securities and Exchange Commission on November 16, 2001
                                                      Registration No. 333-60434
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           ------------------------
                                POST-EFFECTIVE
                                AMENDMENT NO. 3
                                  TO FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                            -----------------------

                            LOWE'S COMPANIES, INC.
            (Exact name of registrant as specified in its charter)

         NORTH CAROLINA                                    56-0578072
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                            1605 Curtis Bridge Road
                       Wilkesboro, North Carolina 28697
                                (336) 658-5445
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              Stephen A. Hellrung
             Senior Vice President, General Counsel and Secretary
                            Lowe's Companies, Inc.
                            1605 Curtis Bridge Road
                       Wilkesboro, North Carolina 28697
                                (336) 658-5445
               (Name, address, including zip code, and telephone
              number, including area code, of agent for service)

                                   Copy to:

                             Lathan M. Ewers, Jr.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8269

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement in light of market conditions and other factors.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [_]

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                Subject to Completion, Dated November 16, 2001

PROSPECTUS
                                $1,005,000,000

                            LOWE'S COMPANIES, INC.
                    Liquid Yield Option(TM) Notes due 2021
                            (Zero Coupon - Senior)

                                  ----------

                                 The Offering:

         We issued the LYONs in a private placement on February 16, 2001 with an issue price of $608.41 per LYON. Selling securityholders will use this prospectus to resell their LYONs and the shares of common stock issuable upon conversion and/or redemption of their LYONs at fixed, varying or negotiated prices as described in the "Plan of Distribution" section beginning on page 40 of this prospectus. The LYONs are zero-coupon debt securities. On February 16, 2021, the maturity date of the LYONs, a holder will receive the principal amount at maturity of the LYONs, which will be $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.5% per year, calculated from February 16, 2001. The LYONs are unsecured and unsubordinated and rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.

                         Convertibility of the LYONs:

         Holders may convert their LYONs at any time on or prior to the maturity date, unless the LYONs have been redeemed or purchased previously, into 16.4480 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Our common stock trades on the New York Stock Exchange under the ticker symbol "LOW." The last reported sale price of our common stock on the New York Stock Exchange was $41.71 per share on November 15, 2001.

         Purchase of the LYONs by Lowe's at the Option of the Holder:

         Holders may require us to purchase all or a portion of their LYONs on February 16, 2004, at a price of $655.49 per LYON or on February 16, 2011, at a price of $780.01 per LYON. We may choose to pay the purchase price of such LYONs in cash, shares of common stock or a combination of cash and common stock. In addition, upon a change in control of Lowe's occurring on or before February 16, 2004, holders may require us to purchase all or a portion of their LYONs for cash.

               Redemption of the LYONs at the Option of Lowe's:

         We may redeem all or a portion of the LYONs for cash at any time on or after February 16, 2004, at a price equal to the sum of the issue price and accrued original issue discount of such LYONs on the redemption date.

         The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system.

                                   ----------

         Investing in the LYONs involves risks that are described in the "Risk Factors Relating to the LYONs" section beginning on page 5 of this prospectus.

--------------------------------------------------------------------------------
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

               The date of this prospectus is ________ __, 2001

                                  ----------

(TM) Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY...................................................................   1
RISK FACTORS RELATING TO THE LYONS........................................   5
WARNING REGARDING FORWARD-LOOKING STATEMENTS..............................   7
SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................   8
USE OF PROCEEDS...........................................................   9
PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY..........................   9
DESCRIPTION OF LYONs......................................................  10
DESCRIPTION OF CAPITAL STOCK..............................................  25
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.....................  28
SELLING SECURITYHOLDERS...................................................  34
PLAN OF DISTRIBUTION......................................................  40
WHERE YOU CAN FIND MORE INFORMATION.......................................  42
INCORPORATION OF INFORMATION FILED WITH THE SEC...........................  43
LEGAL MATTERS.............................................................  44
EXPERTS...................................................................  44

                                    SUMMARY

     The following summary of material terms of the LYONs appearing elsewhere in this prospectus is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Lowe's," "we," "our" and "us" refer to Lowe's Companies Inc. and its consolidated subsidiaries, unless otherwise specified. All information in this prospectus reflects a two-for-one split of Lowe's Common Stock effective June 29, 2001.


                            Lowe's Companies, Inc.

     Lowe's Companies, Inc. is the world's second largest home improvement retailer competing in a highly fragmented $400 billion industry. We serve more than five million do-it-yourself and commercial business customers weekly through more than 700 stores in 40 states. At August 3, 2001, our retail square footage totaled approximately 74.5 million square feet. Headquartered in Wilkesboro, North Carolina, our 55-year-old company employs over 100,000 people. We anticipate opening 115 stores, which includes relocating 13 older, smaller format stores, under our 2001 expansion plan.

     Lowe's gives back to the communities it serves through programs and volunteer involvement. Lowe's contributes regularly to nonprofit organizations in towns and cities throughout Lowe's territory. Through the "Lowe's Heroes" programs and Lowe's Home Safety Council, Lowe's provides civic groups help with public safety projects and shares important home safety and fire prevention information with neighborhoods across the country.

     Lowe's is incorporated in North Carolina and has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange, with shares trading under the ticker symbol "LOW."

                                 The Offering

LYONs...............................    Selling securityholders may sell up to
                                        $1,005,000,000 aggregate principal
                                        amount at maturity of LYONs due February
                                        16, 2021. We will not pay any interest
                                        on the LYONs prior to maturity. Each
                                        LYON was issued at a price of $608.41
                                        per LYON and will have a principal
                                        amount at maturity of $1,000.

Maturity of the LYONs...............    February 16, 2021.

Yield to Maturity of LYONs..........    2.5% per year, computed on a semiannual
                                        bond equivalent basis and calculated
                                        from February 16, 2001.

Original Issue Discount.............    We offered our LYONs at an issue price
                                        significantly below the principal amount at maturity of the LYONs. This original issue discount will accrue daily at a rate of 2.5% per year from February 16, 2001, calculated on a semiannual bond equivalent basis at the yield to maturity of the LYONs, using a 360-day year comprised of twelve 30-day months.

                                        You should be aware that, although we
                                        will not pay interest on the LYONs, U.S.
                                        holders must include original issue
                                        discount, as it accrues, in their gross
                                        income for United States federal income
                                        tax purposes. See "Certain United States
                                        Federal Income Tax Consequences."

Conversion Rights...................    Holders may convert the LYONs at any
                                        time on or before the maturity date,
                                        unless the LYONs have been redeemed or
                                        purchased previously. For each LYON
                                        converted, we will deliver 16.4480
                                        shares of common stock (including rights associated with our shareholder rights plan). The conversion rate may be
                                        adjusted for certain reasons, but will
                                        not be adjusted for accrued original
                                        issue discount. Upon conversion, the
                                        holder will not receive any cash payment representing accrued original issue discount; accrued original issue discount will be deemed paid by the shares of common stock received by the holder of LYONs on conversion.

Ranking.............................    The LYONs are unsecured obligations and
                                        rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The LYONs are effectively subordinated to our secured indebtedness to the extent of the security. Also, the LYONs are effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

                                        At August 3, 2001, we had $194.9 million of secured indebtedness outstanding, $2,775.1 million of unsecured indebtedness outstanding and $465.6 million of capital leases. At August 3, 2001, our subsidiaries had $125.8 million of secured unsubordinated indebtedness outstanding.

Sinking Fund........................    None.

Redemption of LYONs at Our Option...    We may redeem for cash all or a portion
                                        of the LYONs at any time on or after
                                        February 16, 2004, at redemption prices
                                        equal to the sum of the issue price and
                                        accrued original issue discount for the
                                        LYONs on the applicable redemption date.
                                        See "Description of LYONs--Redemption of
                                        LYONs at Our Option."

Purchase of the LYONs by Lowe's at
the Option of the Holder............    Holders may require us to purchase all
                                        or a portion of their LYONs on each of
                                        the following dates at the following
                                        prices, which are equal to the sum of
                                        the issue price and accrued original
                                        issue discount for the LYONs on such
                                        dates:

                                        .  on February 16, 2004 at a price of
                                           $655.49 per LYON; and

                                        .  on February 16, 2011 at a price of
                                           $780.01 per LYON.

                                        We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. See "Description of LYONs-Purchase of LYONs at the Option of the Holder."

Change in Control...................    Upon a change in control of Lowe's
                                        occurring on or before February 16,
                                        2004, the holders may require us to
                                        purchase for cash all or a portion of
                                        their LYONs at a price equal to the sum
                                        of the issue price and accrued original
                                        issue discount for the LYONs on the date of purchase. Although not anticipated, we may not have sufficient cash to redeem the LYONs upon a change of control.

Optional Conversion to Semiannual
Coupon Notes Upon Tax Event.........    From and after the occurrence of a Tax
                                        Event, at our option, interest in lieu
                                        of future accrued original issue
                                        discount will accrue on each LYON from
                                        the option exercise date at 2.5% per
                                        year on the restated principal amount
                                        and will be payable semiannually. In
                                        such event, the redemption price,
                                        purchase price and change in control
                                        purchase price will be adjusted, as
                                        described herein. However, there will be no change in the holder's conversion rights. See "Description of LYONs--
                                        Optional Conversion to Semiannual Coupon
                                        Notes upon Tax Event."

DTC Eligibility.....................    The LYONs were issued in fully
                                        registered book-entry form and are
                                        represented by permanent global LYONs
                                        without coupons. DTC or its nominee is
                                        the sole registered holder of the global
                                        LYONs. Beneficial interests in global
                                        LYONs are shown on, and transfers
                                        thereof will be effected only through,
                                        records maintained by DTC and its direct and indirect participants, and your interest in any global LYON may not be exchanged for certificated LYONs, except in limited circumstances described herein.

Use of Proceeds.....................    We will not receive any of the proceeds
                                        from the sale by any selling
                                        securityholder of the LYONs or the
                                        common stock issuable upon conversion
                                        and/or redemption of the LYONs. See "Use of Proceeds."

Trading.............................    We do not intend to list the LYONs on
                                        any national securities exchange. The
                                        LYONs issued in the initial private
                                        placement are eligible for trading in
                                        the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. Our common stock is traded on the New York Stock Exchange, under the symbol "LOW."

                      RISK FACTORS RELATING TO THE LYONS

     You should carefully consider the following information with the other information contained in or incorporated by reference into this prospectus before purchasing the LYONs.

The covenants applicable to the LYONs do not require minimum financial results or prevent Lowe's from incurring additional debt or paying extraordinary dividends and may not afford protection to holders of LYONs against some transactions, such as recapitalizations or incurrence of additional indebtedness.

     The holders of LYONs may require us to purchase the LYONs upon the occurrence of certain change-in-control events described under "Description of LYONs -- Change in Control Permits Purchase of LYONs by Lowe's at the Option of the Holder" on page 17. The covenants applicable to the LYONs do not restrict us from incurring indebtedness or paying extraordinary dividends. Further, the LYONs do not afford a holder protection under maintenance or other covenants relating to our consolidated financial position or results of operations. Our ability to recapitalize or incur additional indebtedness could have the effect of diminishing our ability to make payments on the LYONs when due. In addition, certain transactions, including certain recapitalizations, would not constitute a change in control with respect to the change in control purchase feature of the LYONs, even though these transactions may increase the amount of our (or our subsidiaries') outstanding indebtedness.

An active trading market for LYONs may not develop, which could reduce their value.

     The LYONs comprise a new issue of securities for us for which there is currently no public market. The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. LYONs sold using this prospectus, however, will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any other national securities exchange or automated quotation system. If the LYONs are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our common stock, our performance and other factors. We do not know whether an active trading market will develop for the LYONs. To the extent that an active trading market does not develop, the price at which you may be able to sell the LYONs, if at all, may be less than the price you pay for them.

You should consider the United States Federal Income Tax Consequences of owning LYONs in the context of your own tax position.

     Our tax counsel has concluded that the LYONs are characterized as indebtedness for United States federal income tax purposes. In addition, the LYONs were issued with original issue discount. You will be required to include original issue discount in income over the term of the LYONs as ordinary income, in advance of the receipt of the cash, or other property, attributable thereto.

     You will recognize gain or loss on the sale or other disposition of a LYON in an amount equal to the difference between the amount realized on such a transaction, and your adjusted tax basis in the LYON. Any gain or loss so recognized by you generally will be capital gain or loss. However, it is possible that holders may be precluded by certain rules regarding recapitalizations from recognizing any capital loss with respect to a conversion or redemption of the LYONs in exchange for shares of our common stock. Holders of LYONs should consult their tax advisors regarding the deductibility of any such capital loss. A summary of the federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Consequences" beginning on page 28.

We may not have the funds necessary to finance a purchase of LYONs at the option of the holder or upon a change in control of Lowe's.

     On February 16, 2004 and February 16, 2011 or in the event of a change in control of Lowe's occurring on or before February 16, 2004, holders of LYONs have the right to require us to purchase their LYONs. Although not anticipated, we may not have sufficient funds at those times to make any required purchase of LYONs. In such event, holders would not be able to sell their LYONs to Lowe's for cash. In addition, corporate events involving fundamental changes to our capital structure, such as leveraged recapitalizations that would increase the level of our indebtedness or that of our subsidiaries, would not necessarily constitute a change in control for these purposes. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" on page 14 and "-- Change in Control Permits Purchase of LYONs by Lowe's at the Option of the Holder" on page 17.

                 WARNING REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

     . Our sales are dependent upon the general economic health of the country, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased for discretionary projects, which can be delayed.

     . Our expansion strategy may be affected by environmental regulations, local zoning issues and delays. As we expand into major metropolitan areas, the availability and development of land, and more stringent land use regulations than we have traditionally experienced, may result in lengthening timelines for the opening of our stores.

     . Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition true of lumber and plywood.

     . Our business is highly competitive, and as we expand to larger markets, and to the Internet, we may face new forms of competition which do not exist in some of the markets we have traditionally served.

     . The ability to continue our everyday competitive pricing strategy and provide the products that consumers want depends on our vendors providing a reliable supply of inventory at competitive prices.

     . On a short-term basis, weather may affect sales of product groups like lawn and garden, lumber, and building materials.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, as well as information that we previously filed with the SEC and incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     We have derived the following results of operations and balance sheet data for and as of the end of fiscal years 1996, 1997, 1998, 1999 and 2000 from our audited consolidated financial statements. The selected financial data for the 26 weeks ended July 28, 2000 and August 3, 2001 have been derived from unaudited consolidated financial statements of Lowe's. In the opinion of Lowe's, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results for the 26 weeks ended August 3, 2001 may not be indicative of the results to be achieved for the entire fiscal year. All per share amounts have been adjusted to reflect a two-for-one stock split of Lowe's Common Stock effective June 29, 2001. You should read the information set forth below in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference in this offering memorandum. See "Incorporation of Information Filed with the SEC" on page 43.


                                                              For the Year Ended                             Six Months Ended
                                   --------------------------------------------------------------------- -----------------------
                                        Jan. 31,    Jan. 30,      Jan. 29,     Jan. 28,      Feb. 2,      July 28,     August 3,
                                        1997(1)       1998          1999         2000          2001         2000         2001
                                        -------      ------        ------       ------         ----        ------       -----
                                                                                                               (unaudited)
                                             (dollars in thousands except per share amounts and ratios)
Results of Operations Data:
     Net sales........................ $9,361,204  $11,108,378   $13,330,540  $15,905,595   $18,778,559  $ 9,731,366  $11,403,091
     Gross margin.....................  2,437,414    2,953,046     3,573,895    4,380,582     5,290,768    2,700,143    3,211,237
     Operating income.................    543,487      670,246       868,307    1,147,969     1,402,265      790,763      963,875
     Net earnings.....................    314,730      383,030       500,374      672,795       809,871      466,748      554,363
     Earnings per share--diluted......       0.44         0.52          0.67         0.88          1.05         0.61         0.71

Selected Operating Data:
     Number of stores open at
        end of period.................        429          477           520          576           650          604          700
     Selling square footage at
        end of period (in thousands):.     33,730       39,861        47,795       56,982        67,775       60,853       74,479
     Same store sales change..........          7%           4%            6%           6%            1%           4%        -0.5%

Balance Sheet Data (at period end):
     Total assets..................... $4,999,566   $5,861,790   $ 7,086,882  $ 9,012,323   $11,375,754  $10,242,579  $12,867,392
     Long-term debts, excluding
        current portion...............    875,754    1,191,406     1,364,278    1,726,579     2,697,669    2,217,006    3,291,605

     Shareholders' equity............. $2,567,546   $2,978,004   $ 3,619,767  $ 4,695,471   $ 5,494,885  $ 5,151,936  $ 6,153,254

Other Data:
     Ratio of earnings to fixed
        charges (2)...................       5.79x        5.95x         5.86x        6.50x         6.31x        8.14x        6.93x

___________
(1) For fiscal year ended January 31, 1997, the same store sales percentage does not include Eagle Hardware and Garden's sales which increased by 11%.

(2) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" includes pretax earnings plus fixed charges. "Fixed charges" includes interest expense, capitalized interest and the portion of rental expense that is representative of the interest factor in these rentals.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by the selling securityholders. See "Selling Securityholders" for a list of those entities receiving proceeds from sales of LYONs.



               PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     Our common stock is traded on the New York Stock Exchange under the symbol "LOW."

     Set forth below are the high and low sales prices for Lowe's common stock as reported on the New York Stock Exchange composite transaction reporting system and the dividends we paid on such shares for each quarterly period during the fiscal years 1999, 2000 and 2001. The information set forth below has been adjusted to reflect a two-for-one split of Lowe's common stock effective June 29, 2001.

                                                                                                          Dividends
                                                                                 High           Low       Per Share
                                                                               --------       -------     ---------
Fiscal 2001
       4th Quarter (through November 15, 2001).........................           $42.63       $33.70       $0.0000
       3rd Quarter ....................................................            39.30        24.99        0.0200
       2nd Quarter.....................................................            39.86        30.30        0.0200
       1st Quarter.....................................................            32.30        24.79        0.0175


Fiscal 2000
       4th Quarter.....................................................           $27.75       $18.88       $0.0175
       3rd Quarter.....................................................            27.25        17.13        0.0175
       2nd Quarter.....................................................            26.35        20.19        0.0175
       1st Quarter.....................................................            33.63        20.38        0.0175


Fiscal 1999
       4th Quarter.....................................................           $30.00       $21.53       $0.0175
       3rd Quarter.....................................................            27.97        21.50        0.0150
       2nd Quarter.....................................................            30.00        24.85        0.0150
       1st Quarter.....................................................            33.22        25.66        0.0150

     Our payment of dividends in the future will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors.

                             DESCRIPTION OF LYONs

     The following is a description of the material features of the LYONs. We issued the LYONs under an indenture, dated as of February 16, 2001, between us and The Bank of New York, as trustee. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, which we urge you to read because they define your rights as a LYONs holder. As used in this description of LYONs, the words "we," "us," "our" or "Lowe's" refer only to Lowe's and do not include any current or future subsidiary of Lowe's.

General

     The LYONs are limited to $1,005,000,000 aggregate principal amount at maturity. The LYONs will mature on February 16, 2021. The principal amount at maturity of each LYON will be $1,000. The LYONs will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The LYONs were offered at a substantial discount from their $1,000 principal amount at maturity. The LYONs were issued at an issue price of $608.41 per LYON. We will not make periodic payments of interest on the LYONs. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and the stated principal amount at maturity of a LYON. Original issue discount will accrue at a rate of 2.5% per year, beginning on the date of original issuance of the LYONs. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

     Original issue discount will cease to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

     LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Ranking of the LYONs

     The LYONs are unsecured obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The LYONs are effectively subordinated to our secured indebtedness to the extent of the security. Also, the LYONs are effectively subordinated to the indebtedness and other liabilities of our subsidiaries. At August 3, 2001, we had $194.9 million of secured indebtedness outstanding, $2,775.1 million of unsecured indebtedness outstanding and $465.6 million of capital leases. At August 3, 2001, our subsidiaries had $125.8 million of secured unsubordinated indebtedness outstanding.

Conversion Rights

     A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into common stock at any time before the close of business on February 16, 2021. However, a holder may convert a

LYON only until the close of business on the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     The conversion rate is 16.4480 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

     To convert a LYON into shares of common stock, a holder must:

     . complete and manually sign a conversion notice, a form of which is on the back of the LYON, and deliver the conversion notice to the conversion agent;

     .    surrender the LYON to the conversion agent;

     . if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

     .    if required, pay all transfer or similar taxes.

     On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

     . to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     . to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

     If semiannual interest is payable to holders of LYONs due to the occurrence of a Tax Event and such LYONs are converted after a record date and prior to the next interest payment date for the LYONs, holders of such LYONs on the record date will receive the semi-annual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

     The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

     We will adjust the conversion rate for:

     . dividends or distributions on our common stock payable in our common stock or other capital stock of Lowe's;

     . subdivisions, combinations or certain reclassifications of our common stock;

     . distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

     . distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

     However, no adjustment to the conversion rate need be made if holders of the LYONs may participate in the transaction without conversion or in certain other cases.

     In addition, the indenture provides that upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

     .    the issuance of the rights;

     .    the distribution of separate certificates representing the rights;

     . the exercise or redemption of such rights in accordance with any rights agreement; or

     .    the termination or invalidation of the rights.

     The indenture permits us to increase the conversion rate from time to time.

     Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend upon:

     . a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

     .    an increase in the conversion rate at our discretion; or

     .    failure to adjust the conversion rate in some instances.

     See "Certain United States Federal Income Tax Consequences--U.S. Holders-- Constructive Dividend."

     If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Lowe's or another person

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

which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction.

Redemption of LYONs at Our Option

     No sinking fund is provided for the LYONs. Prior to February 16, 2004, we cannot redeem the LYONs at our option. Beginning on February 16, 2004, we may redeem the LYONs for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of LYONs.

     If redeemed at our option, the LYONs will be redeemed at a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable redemption date. The table below shows the redemption prices of a LYON on February 16, 2004, at each February thereafter prior to maturity and at maturity on February 16, 2021. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such LYON since the immediately preceding date in the table below.

                                                                  (1)                 (2)                   (3)
                                                                  LYON              Accrued              Redemption
Redemption Date                                               Issue Price   Original Issue Discount   Price (1) + (2)
---------------                                               -----------   -----------------------   ---------------
February 16:
2004 .......................................................    $608.41             $ 47.08             $  655.49
2005 .......................................................     608.41               63.57                671.98
2006 .......................................................     608.41               80.48                688.89
2007 .......................................................     608.41               97.81                706.22
2008 .......................................................     608.41              115.57                723.98
2009 .......................................................     608.41              133.78                742.19
2010 .......................................................     608.41              152.46                760.87
2011 .......................................................     608.41              171.60                780.01
2012 .......................................................     608.41              191.22                799.63
2013 .......................................................     608.41              211.33                819.74
2014 .......................................................     608.41              231.96                840.37
2015 .......................................................     608.41              253.10                861.51
2016 .......................................................     608.41              274.77                883.18
2017 .......................................................     608.41              296.99                905.40
2018 .......................................................     608.41              319.76                928.17
2019 .......................................................     608.41              343.11                951.52
2020 .......................................................     608.41              367.05                975.46
At stated maturity .........................................     608.41              391.59              1,000.00

     If we convert the LYONs to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs be redeemed prior to February 16, 2004. For more information on this optional conversion, see "-- Optional Conversion to Semiannual Coupon Notes upon Tax Event."

     If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

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

Purchase of LYONs at the Option of the Holder

     On the purchase dates of February 16, 2004 and February 16, 2011, we may, at the option of the holder, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

     The purchase price of a LYON will be:

     .    $655.49 per LYON on February 16, 2004; and

     .    $780.01 per LYON on February 16, 2011.

     The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable purchase date.

     We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

     If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and a unpaid interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

     We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, stating among other things:

     .    the amount of the purchase price;

     . whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

     . if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     . the procedures that holders must follow to require us to purchase their LYONs.

     The purchase notice given by each holder electing to require us to purchase LYONs shall state:

     . the certificate numbers of the holder's LYONs to be delivered for purchase;

     . the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

     . that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     . in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

          (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

          (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

     If the purchase price for the LYONs subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such LYONs unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

     The notice of withdrawal shall state:

     .    the principal amount at maturity being withdrawn;

     .    the certificate numbers of the LYONs being withdrawn; and

     . the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

     If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

     We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

     The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence. See "--Conversion Rights" for a description of the manner in which the sales price of our common stock is determined.

     Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

     Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     . listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

     . the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     . any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

     In connection with any purchase offer, we will:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     .    file Schedule TO or any other required schedule under the Exchange
          Act.

     Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of the LYON.

     If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and accrued original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

     No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

Change in Control Permits Purchase of LYONs by Lowe's at the Option of the Holder

     In the event of a change in control occurring on or prior to February 16, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

     We will be required to purchase the LYONs as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price and accrued original issue discount on such LYON on such date of purchase. Although not anticipated, we may not have sufficient cash to redeem the LYONs upon a change of control.

     If prior to such date of purchase upon a change in control the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

     Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

     .    the events causing a change in control;

     .    the date of such change in control;

     .    the last date on which the purchase right may be exercised;

     .    the change in control purchase price;

     .    the change in control purchase date;

     .    the name and address of the paying agent and the conversion agent;

     . the conversion rate and any adjustments to the conversion rate resulting from such change in control;

     . that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

     .    the procedures that holders must follow to exercise these rights.

     To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

     .    the certificate numbers of the LYONs to be delivered by the holder;

     . the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

     . that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

     The notice of withdrawal shall state:

     .    the principal amount at maturity being withdrawn;

     . the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice; and

     .    the certificate numbers of the LYONs being withdrawn.

     Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

     If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, accrued original issue discount on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

     Under the indenture, a "change in control" of Lowe's is deemed to have occurred at such time as:

     . any person, including its affiliates and associates, other than Lowe's, its subsidiaries or their employee benefit plans, files a
          Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the aggregate voting power of our common stock and other capital stock with equivalent voting rights, or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

     . there shall be consummated any consolidation or merger of Lowe's pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of Lowe's in which the holders of the common stock and other capital stock with equivalent voting rights, immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

     In connection with any purchase offer in the event of a change in control, we will:

     . comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     .    file Schedule TO or any other required schedule under the Exchange
          Act.

     The change in control purchase feature of the LYONs may, in certain circumstances, make more difficult or discourage a takeover of Lowe's. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

     .    to accumulate shares of common stock;

     . to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

     . part of a plan by management to adopt a series of anti-takeover provisions.

     Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch, Pierce, Fenner & Smith Incorporated and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     No LYONs may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

Events of Default and Acceleration

     The following are events of default under the indenture:

     . default in the payment of any principal amount (including accrued original issue discount and, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the LYONs;

     . default in payment of any interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default continues for 30 days;

     . our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

     . default in the payment of principal when due or resulting in acceleration of other indebtedness of ours for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to Lowe's by the trustee or to Lowe's and the trustee by the holders of at least 25% in principal amount at maturity of the LYONs; or

     . certain events of bankruptcy, insolvency or reorganization affecting Lowe's.

     We shall deliver an Officer's Certificate to the trustee within 120 days after the end of our fiscal year, stating whether or not to the best knowledge of the signers thereof we are in default under the indenture.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

     Without the consent of the holders of any outstanding debt securities, we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entity to another person, so long as:

     . the resulting, surviving or transferee person is a corporation organized and existing. under the laws of the United States, any state thereof or the District of Columbia and such corporation (if other than us) assumes all our obligations under the LYONs and the indenture;

     . after giving effect to the transaction no event of default, and no event that, after notice or become an event of default, has occurred and is continuing; and

     .    other conditions described in the indenture are met.

     Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control in Lowe's, permitting each holder to require us to purchase the LYONs of such holder as described above.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

     From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future accrued original issue discount accrue at 2.5% per year on a principal amount per LYON equal to the sum of the issue price and accrued original issue discount on such LYON on the date of the Tax Event or the date on which we exercise such option, whichever is later.

     Such interest shall accrue from the date that we exercise our option to pay interest in lieu of accrued original issue discount, and shall be payable semiannually on the interest payment dates of February 16 and August 16 of each year to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date we exercise our option to pay interest.

In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted. However, there will be no change in the holder's conversion rights.

         A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

         . any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

         . any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus there is more than an insubstantial risk that accrued original issue discount payable on the LYONs either:

         .    would not be deductible on a current accrual basis; or

         .    would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

         If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

         . deduct the interest, including the accrued original issue discount, payable on the LYONs on a current accrual basis; or

         . deduct the interest, including accrued original issue discount, payable on the LYONs under any other method for United States federal income tax purposes,

such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

         The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the date on which we exercise our option to pay interest in lieu of accrued original issue discount on the LYONs.

Modification

         We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

         . alter the manner of calculation or rate of accrual of original issue discount or interest on any LYON or change the time of payment;

         . make any LYON payable in money or securities other than that stated in the LYON;

         .    change the stated maturity of any LYON;

         . reduce the principal amount at maturity, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

         . make any change that adversely affects the rights of a holder to convert any LYON;

         . make any change that adversely affects the right to require us to purchase a LYON;

         . impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

         . change the provisions in the indenture that relate to modifying or amending the indenture.

         Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

         . to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

         . to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

         .    to secure our obligations in respect of the LYONs;

         . to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualifications of the LYONs under the Trust Indenture Act as contemplated by the indenture;

         .    to cure any ambiguity or inconsistency in the indenture; or

         . to make any change that does not adversely affect the rights of any holder of the LYONs.

         The holders of a majority principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

         . waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

         . waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

Discharge of the Indenture

         We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

Calculations in Respect of LYONs

         We are responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of LYONs. We provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

         If a bankruptcy proceeding is commenced in respect of Lowe's, the claim of a holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of LYONs will be effectively subordinated in right of payment to our secured indebtedness to the extent of the security and effectively subordinated to the indebtedness and other obligations of our subsidiaries.

Governing Law

         The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York without application to principles of law, thereof.

Book-Entry System

         The LYONs were issued only in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in these securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. Lowe's and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

         LYONs represented by a global security are exchangeable for certificated securities with the same terms only if:

         . DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

         . we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

         .    a default under the indenture occurs and is continuing.

         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                         DESCRIPTION OF CAPITAL STOCK

Common Stock

         The following is a summary of some of the terms of our common stock. For a more complete description of our common stock, you should review the applicable North Carolina law, our Charter and Bylaws, and the Amended and Restated Rights Agreement, dated December 2, 1999, between us and Equiserve Trust Company, N.A., as rights agent.

         Our Charter authorizes us to issue 2,800,000,000 shares of common stock. As of August 31, 2001, we had 773,125,913 shares of common stock outstanding. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive dividends when our Board of Directors declares them out of funds legally available therefor. Dividends may be paid on the common stock only if all dividends on any outstanding preferred stock have been paid or provided for.

         The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive or conversion rights, and we may not make further calls or assessments on our common stock.

         In the event of our voluntary or involuntary dissolution, liquidation or winding up, holders of common stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of preferred stock, if any, all of our remaining assets available for distribution.

         Directors are elected by a vote of the holders of common stock. Holders of common stock are not entitled to cumulative voting rights.

         EquiServe Trust Company, N.A. of Boston, Massachusetts, acts as the transfer agent and registrar for the common stock.

      Preferred Share Purchase Rights.

         In 1998, under our Shareholder Rights Plan, we distributed as a dividend one right for each outstanding share of common stock. Each right entitles the holder to buy one one-thousandth of a share of Participating Cumulative Preferred Stock, Series A, at an exercise price of $152.50, which we may adjust at a later time. As a result of a two-for-one stock split of Lowe's common stock effective June 29, 2001, the number of rights associated with each share of common stock was reduced to 0.5.

         The rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of our outstanding common stock. When exercisable, we may issue a share of common stock in exchange for each right other than those held by the person or group. If a person or group acquires 30% or more of the outstanding common stock, each right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire preferred stock or, at our option, common stock, having a value equal to twice the right's exercise price. If we are acquired in a merger or other business combination or if 50% of our earnings power is sold, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the right.

         The rights will expire on September 9, 2008, and may be redeemed by us at a price of $.001 per right at any time before the tenth day after an announcement that a 15% position has been acquired.

         Until a person or group acquires or announces a tender offer for 15% or more of the common stock:

         . the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, and

         . the surrender for transfer of any certificate for common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.

         Rights may not be transferred, directly or indirectly:

         . to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the rights, referred to as an "acquiring person;"

         . to any person in connection with a transaction in which such person becomes an acquiring person; or

         .    to any affiliate or associate of an acquiring person.

         Any right that is the subject of a purported transfer to an acquiring person will be null and void.

         The rights may have some anti-takeover effects. The rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of our common stock if some events thereafter occur without the rights having been redeemed. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the rights are redeemable in some circumstances.

      Change of Control Provisions.

         Some provisions of our Charter and of North Carolina law govern the rights of holders of common stock with the intention of affecting any attempted change of control of Lowe's.

      Board of Directors.

         Our Charter classifies the Board of Directors into three separate classes, with the term of one-third of the directors expiring at each annual meeting. Removal of a director requires the affirmative vote of 70% of outstanding voting shares. These provisions make it more difficult for holders of our common stock to gain control of the Board of Directors.

      Fair Price Provisions.

         Provisions of our Charter, which we will refer to as the "fair price provisions," limit the ability of an interested shareholder to effect some transactions involving us. An "interested shareholder" is one who beneficially owns 20% or more of our outstanding voting shares.

         Unless the fair price provisions are satisfied, an interested shareholder may not engage in a business combination, which includes a merger, consolidation, share exchange or similar transaction, involving us unless approved by 70% of our outstanding voting shares. In general, the fair price provisions require that an interested shareholder pay shareholders the same amount of cash or the same amount and type of consideration paid by the interested shareholder when it initially acquired our shares.

         The fair price provisions are designed to discourage attempts to acquire control of us in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the fair price provisions, the fair price provisions generally may discourage attempts to obtain control of us.

      North Carolina Shareholder Protection Act.

         The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of our voting shares to approve a business combination with any person that beneficially owns 25% of the voting shares of the corporation unless the "fair price" provisions of the Act are satisfied. The statute's intended effect is similar to the fair price provisions of our Charter.

Preferred Stock

         Our Charter authorizes us to issue 5,000,000 shares of preferred stock, par value $5.00 per share. We may amend our Charter from time to time to increase the number of authorized shares of preferred stock. Any amendment requires the approval of the holders of a majority of the outstanding shares of common stock and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this offering memorandum, we had no shares of preferred stock outstanding.

         We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. The Board of Directors' ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         This is a summary of certain United States federal income tax consequences relevant to holders of LYONs and our common stock issuable upon conversion or repurchase by us of the LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. The discussion below deals only with LYONs and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs or common stock in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates or persons holding LYONs or common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging," "constructive sale" or "conversion" transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

         . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs or common stock;

         . the United States federal estate (except as described below), gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs or common stock;

         . the consequences to persons who hold the LYONs or common stock whose functional currency is not the United States dollar;

         . any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs or ownership or disposition of the common stock issuable upon conversion or repurchase of the LYONs.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own tax circumstances.

         For purposes of this section, a U.S. Holder is a beneficial owner of the LYONs who or which is:

         . a citizen or individual resident of the United States, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

         . a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

         . an estate if its income is subject to United States federal income taxation regardless of its source; or

         . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. Holders prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a holder of LYONs other than a U.S. Holder.

         If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of LYONs or common stock into which LYONs have been converted (or with which LYONs were repurchased), the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership that holds LYONs or common stock or a partner in such a partnership, we urge you to consult your own tax advisors regarding the United States federal and other tax consequences to you of the purchase, ownership and disposition of the LYONs and the common stock.

         No statutory or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

         We urge holders to consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the LYONs and the common stock in light of their own particular circumstances, including the tax consequences under United States federal, state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the LYONs

         It is the opinion of counsel to Lowe's, Hunton & Williams, that the LYONs will be treated as indebtedness for United States federal income tax purposes.

Tax Event

         The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Notes upon Tax Event," could possibly alter the timing of income recognition by the holders of LYONs with respect to the semiannual payments of interest due after the option exercise date. In particular, under applicable Treasury regulations, following such a modification you may be permitted to report such payments as interest income as they are paid or accrue in accordance with your regular method of tax accounting.

U.S. Holders

        The following discussion applies to you if you are a U.S. Holder of LYONs for tax purposes.

        Original Issue Discount. We issued the LYONs at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount ("OID"). You will be required to include OID in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income. As described below, you must take OID into income using an economic accrual method that reflects semiannual compounding.

         The OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the LYON for each day during the taxable year or portion of a taxable year on which you hold the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The issue price is the initial offering price to investors at which a substantial amount of the LYONs were sold (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period.

         Under these rules, you will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your basis in the LYON.

         Market Discount. If you acquire a LYON for an amount that is less than the original issue price of such LYON plus any accrued OID, the amount of the difference will be treated as market discount for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment in respect of, or any gain recognized on the sale, exchange (other than pursuant to a conversion into common stock as to which the market discount carries over, as described below), retirement or other disposition of a LYON as ordinary income to the extent of the lesser of (1) the amount of such principal payment or recognized gain or (2) the accrued, but not previously taxed, market discount at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the LYON or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such LYON. In the event of a conversion of a LYON into common stock, any accrued but unrecognized market discount will carry over to the common stock and, upon the disposition of the common stock, any gain will be treated as interest income to the extent of the amount of accrued market discount as of the date of conversion.

         Any market discount generally will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the LYON, unless you irrevocably elect to accrue such market discount on the basis of a constant interest rate. In addition, you may elect to include market discount in income currently as it accrues. If you make such a current inclusion election, the rule described above regarding deferral of interest deductions will not apply. Once made, a current inclusion election applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

         Any amount included in income as market discount will increase your basis in the LYON. You should consult your own tax advisor regarding the application of the market discount rules to the LYONs.

         Sale, Exchange, Conversion or Redemption. A conversion of a LYON into common stock and the use by us of common stock on a purchase date to repurchase a LYON (in case you require us to repurchase) will generally not be a taxable event, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received will be the same as your basis in the LYON at the time of conversion less any basis allocable to a fractional share. The holding period for the common stock received on conversion or repurchase will include the holding period of the converted or repurchased LYON, assuming each is held as a capital asset, except that the holding period for common stock attributable to accrued OID likely may begin no earlier than the date the OID accrued and may begin as late as on the day following the date of conversion or repurchase.

       If you elect to exercise your option to tender a LYON to us on a purchase date and we satisfy the purchase price in a combination of common stock and cash (other than cash received in lieu of a fractional share) you will recognize gain (but not loss) to the extent such gain does not exceed such cash. Such gain will generally be capital gain, and will be a long-term capital gain if the tendered LYON is held for more than one year.

       If you elect to exercise your option to tender a LYON to us on a purchase date or a change in control purchase date and we deliver solely cash in satisfaction of the purchase price or change in control purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your basis in the tendered LYON. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered LYON is held for more than one year.

       Your basis in the common stock received from us in exchange for a LYON will be the same as your basis in the LYON less any basis allocable to a fractional share. However, this basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in the exchange and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange, assuming each is held as a capital asset. However, the holding period for common stock attributable to accrued OID likely may begin no earlier than the date the OID accrued and may begin as late as on the day following the exchange date.

       Cash received in lieu of a fractional share upon a tender of a LYON to us on a purchase date or on conversion should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

       Except as described above with respect to LYONs, gain or loss upon a sale or exchange of a LYON or of common stock received upon a conversion or a repurchase of a LYON will generally be capital gain or loss, which capital gain or loss will be long-term if the LYON or common stock is held for more than one year.

       In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitation.

       Your obligation to include in gross income the daily portions of OID with respect to a LYON will terminate prospectively on the date of conversion or repurchase of the LYON for common stock or cash or any combination thereof.

       Dividends. If you receive common stock in exchange for a LYON, distributions on the common stock that are paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

       Constructive Dividend. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the

LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs although they would not actually receive any cash or other property.

       For example, an increase in the conversion rate in the event of a distribution of our debt obligations or a portion of our assets or an increase in the conversion rate at our discretion will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of LYONs--Conversion Rights."

       Backup Withholding and Information Reporting. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of up to 31% may apply unless the recipient of such payment supplies a correct taxpayer identification number and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

Non-U.S. Holders

       The following discussion applies to you if you are a Non-U.S. Holder of LYONs.

       Original Issue Discount and Disposition. In general and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax with respect to interest or OID accrued on LYONs if:

       . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote;

       . you are not a controlled foreign corporation that is related to us through stock ownership;

       . you are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

       . you certify your nonresident status by providing an IRS Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the LYONs through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries).

       In addition, in general, and subject to the discussion below under "-- Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax on gain realized upon your disposition of LYONs or shares of common stock if:

       . if an individual, you are not, present in the United States for 183 days or more in the year of the sale, exchange or disposition of the LYONs or common stock, or you do not have a "tax home" (as defined in Code Section 911(d)(3)) in the United States; and

       . gain, if any, from a sale, exchange or disposition of the LYONs or common stock is not effectively connected (or deemed effectively connected by virtue of Section 897 of the Code, in the unlikely event we became a United States real property holding corporation, or USRPHC, as described below) with the conduct by you of a U.S. trade or business. A corporation is generally a USRPHC if more than 50% of its fair market value consists of U.S. real property interests. We believe that we are not a USRPHC for United States federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a USRPHC in the future.

       Income that is effectively connected with a U.S. trade or business will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation, your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) of your effectively connected earnings and profits for the taxable year, subject to certain adjustments.

       Dividends paid to you on common stock received in exchange for the LYONs will generally be subject to U.S. withholding tax at a 30% rate (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) unless they are effectively connected with the conduct by you of a U.S. trade or business and you provide us with an IRS Form W-8ECI.

       United States Federal Estate Tax. A LYON held by an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such LYON (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. Our common stock generally will be included in the taxable estate of an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes. The United States federal estate tax liability of the estate of such an individual with respect to our common stock may be affected by a tax treaty between the United States and his or her country of residence.

       Backup Withholding and Information Reporting. If the LYONs, or shares of common stock into which LYONs have been converted, are held by you through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the LYONs or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution or certain other U.S. related entities and you fail to certify your nonresident status.

                            SELLING SECURITYHOLDERS

         The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and the shares of common stock issuable upon conversion and/or redemption of the LYONs.

         Set forth below are the names of each selling securityholder, the principal amount of LYONs that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

         The following table sets forth certain information received by us on or prior to November 16, 2001. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the selling securityholders upon consummation of any such sales.

------------------------------------------------------------------------------------------------------------------------------
                                                      Aggregate Principal
                                                      Amount of LYONs at                        Common Stock      Common Stock
                                                     Maturity that May be    Percentage of     Owned Prior to      Registered
                   Name/(2)/(3)/                           Sold/(4)/       LYONs Outstanding     Conversion        Hereby/(1)/
------------------------------------------------------------------------------------------------------------------------------
AAM/Zazore International Income Fund L.P.                     2,000,000             0.20%                0            32,896
------------------------------------------------------------------------------------------------------------------------------
AIM Capital Management Mid-Cap Opportunities Fund             4,000,000             0.40%                0            65,792
------------------------------------------------------------------------------------------------------------------------------
AIM Capital Management Large Cap Opportunity Fund             2,000,000             0.20%                0            32,896
------------------------------------------------------------------------------------------------------------------------------
Allstate Insurance Company                                    2,050,000             0.20%                0            33,718
------------------------------------------------------------------------------------------------------------------------------
Allstate Life Insurance Company                               5,405,000             0.54%                0            88,901
------------------------------------------------------------------------------------------------------------------------------
Aloha Airlines Non-Pilots Pension Trust                         285,000             0.03%                0             4,687
------------------------------------------------------------------------------------------------------------------------------
Aloha Airlines Pilots Retirement Trust                          165,000             0.02%                0             2,713
------------------------------------------------------------------------------------------------------------------------------
Amaranth Securities LLC                                       2,125,000             0.21%                0            34,952
------------------------------------------------------------------------------------------------------------------------------
Amerisure Companies/Michigan Mutual Insurance Company           400,000             0.04%                0             6,579
------------------------------------------------------------------------------------------------------------------------------
Arpeggio Fund LP                                              4,500,000             0.45%                0            74,016
------------------------------------------------------------------------------------------------------------------------------
Associated Electric & Gas Insurance Services Limited          1,100,000             0.11%                0            18,092
------------------------------------------------------------------------------------------------------------------------------
Banc of America Securities LLC                                  850,000             0.08%                0            13,980
------------------------------------------------------------------------------------------------------------------------------
Bankers Trust Co. Trustee for Daimler Chrysler
Corp Emp#1 Pension Plan                                       4,785,000             0.48%                0            78,703
------------------------------------------------------------------------------------------------------------------------------
Bay County PERS                                                 195,000             0.02%                0             3,207
------------------------------------------------------------------------------------------------------------------------------
BBT Fund L.P.                                                27,500,000             2.74%                0           452,320
------------------------------------------------------------------------------------------------------------------------------
Bear Stearns & Co., Inc.                                     10,333,000             1.03%                0           169,957
------------------------------------------------------------------------------------------------------------------------------
Black Diamond Offshore Ltd.                                   1,748,000             0.17%                0            28,751
------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                      Aggregate Principal
                                                      Amount of LYONs at     Percentage of      Common Stock      Common Stock
                                                     Maturity that May be        LYONs         Owned Prior to      Registered
                   Name/(2)/(3)/                           Sold/(4)/          Outstanding        Conversion        Hereby/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Blue Cross/Blue Shield of Florida                            1,500,000             0.15%                  0          24,672
-------------------------------------------------------------------------------------------------------------------------------
C&H Sugar Company, Inc.                                        425,000             0.04%                  0           6,990
-------------------------------------------------------------------------------------------------------------------------------
CA State Automobile Assn. Inte-Insurance                     1,000,000             0.10%                  0          16,448
-------------------------------------------------------------------------------------------------------------------------------
CALAMOS(R)Convertible Growth and Income Fund -
CALAMOS(R)Investment Trust                                   7,500,000             0.75%                  0         123,360
-------------------------------------------------------------------------------------------------------------------------------
California Public Employees' Retirement System               9,000,000             0.90%          3,114,560         148,032
-------------------------------------------------------------------------------------------------------------------------------
Canyon MAC 18 LTD (RMF)                                      2,000,000             0.20%                  0          32,896
-------------------------------------------------------------------------------------------------------------------------------
Canyon Value Realization Fund (Cayman) LTD                  10,000,000             1.00%                  0         164,480
-------------------------------------------------------------------------------------------------------------------------------
Canyon Capital Arbitrage MasterHedge Fund, LTD               5,000,000             0.50%                  0          82,240
-------------------------------------------------------------------------------------------------------------------------------
Canyon Value Realization Fund LP.                            5,000,000             0.50%                  0          82,240
-------------------------------------------------------------------------------------------------------------------------------
Cater Allen International Limited                           11,500,000             1.14%                  0         189,152
-------------------------------------------------------------------------------------------------------------------------------
Christian Science Trustees -- Gifts and Endowments             170,000             0.02%                  0           2,796
-------------------------------------------------------------------------------------------------------------------------------
Chrysler Corporation Master Retirement Trust                 5,105,000             0.51%                  0          83,967
-------------------------------------------------------------------------------------------------------------------------------
CIBC World Markets                                           7,000,000             0.70%                  0         115,136
-------------------------------------------------------------------------------------------------------------------------------
City of Birmingham Retirement & Relief System                1,000,000             0.10%                  0          16,448
-------------------------------------------------------------------------------------------------------------------------------
CitySam Fund-Ltd.                                           11,600,000             1.15%                  0         190,796
-------------------------------------------------------------------------------------------------------------------------------
Clarica Life Insurance Co. - U.S.                              800,000             0.08%                  0          13,158
-------------------------------------------------------------------------------------------------------------------------------
Commonwealth Professional Assurance Company, c/o
Income Research &
Management                                                     540,000             0.05%                  0           8,881
-------------------------------------------------------------------------------------------------------------------------------
Conseco Annuity Assurance Company                            2,500,000             0.25%                  0          41,120
-------------------------------------------------------------------------------------------------------------------------------
Conseco Fund Group - Conseco Convertible
Securities Fund                                                250,000             0.02%                  0           4,112
-------------------------------------------------------------------------------------------------------------------------------
Credit Industriel D'Alsace et De Lorraine                    9,400,000             0.94%                  0         154,611
-------------------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston Corporation                       6,200,000             0.62%                  0         101,977
-------------------------------------------------------------------------------------------------------------------------------
Delta Airlines Master Trust                                  1,350,000             0.13%                  0          22,204
-------------------------------------------------------------------------------------------------------------------------------
Delta Pilots D &  S Trust                                      750,000             0.07%                  0          12,336
-------------------------------------------------------------------------------------------------------------------------------
Deutsche Banc Alex Brown Inc.                               25,512,000             2.54%                  0         419,621
-------------------------------------------------------------------------------------------------------------------------------
Double Black Diamond Offshore                                7,869,000             0.78%                  0         129,429
-------------------------------------------------------------------------------------------------------------------------------
Drury University                                               140,000             0.01%                  0           2,302
-------------------------------------------------------------------------------------------------------------------------------
Dylan (IMA) Limited                                          5,000,000             0.50%                  0          82,240
-------------------------------------------------------------------------------------------------------------------------------
EQAT/Alliance Growth Investors                               1,565,000             0.16%                  0          25,741
-------------------------------------------------------------------------------------------------------------------------------
Equitable Life Assurance Separate Account --
Balanced                                                        90,000             0.01%                  0           1,480
-------------------------------------------------------------------------------------------------------------------------------
Equitable Life Assurance Separate Account --
Convertibles                                                 1,425,000             0.14%                  0          23,438
-------------------------------------------------------------------------------------------------------------------------------
Excellus Health Plan; Formerly Blue Cross/Blue
Shield of Rochester, c/o Income Research and
Management                                                   1,000,000             1.00%                  0          16,448
-------------------------------------------------------------------------------------------------------------------------------
Federated Equity Funds                                      17,000,000             1.69%                  0         279,616
-------------------------------------------------------------------------------------------------------------------------------
Fidelity Devonshire Trust:  Fidelity
Equity-Income Fund                                          16,850,000             1.68%                  0         277,148
-------------------------------------------------------------------------------------------------------------------------------
Fidelity Puritan Trust:  Fidelity Puritan Fund               9,610,000             0.96%                  0         158,065
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                        Aggregate Principal
                                                        Amount of LYONs at     Percentage of    Common Stock      Common Stock
                                                       Maturity that May be        LYONs       Owned Prior to      Registered
                   Name/(2)/(3)/                             Sold/(4)/          Outstanding      Conversion        Hereby/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Forest Alternative Strategies II                                  150,000             0.01%          150,000             2,467
-------------------------------------------------------------------------------------------------------------------------------
Forest Fulcrum Fund L.L.P.                                      1,950,000             0.19%        1,950,000            32,073
-------------------------------------------------------------------------------------------------------------------------------
Forest Global Convertible Fund Series A-5                       9,130,000             0.91%        9,128,000           150,170
-------------------------------------------------------------------------------------------------------------------------------
Franklin and Marshall College                                     275,000             0.03%                0             4,523
-------------------------------------------------------------------------------------------------------------------------------
Gaia Offshore Master Fund Ltd.                                 20,000,000             1.99%                0           328,960
-------------------------------------------------------------------------------------------------------------------------------
GLG Market Neutral Fund                                        16,000,000             1.59%                0           263,168
-------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs and Company                                         485,000             0.05%                0             7,977
-------------------------------------------------------------------------------------------------------------------------------
Hawaiian Airlines Employees Pension Plan - IAM                    135,000             0.01%                0             2,220
-------------------------------------------------------------------------------------------------------------------------------
Hawaiian Airlines Pension Plan for Salaried Employees              25,000             0.00%                0               411
-------------------------------------------------------------------------------------------------------------------------------
Hawaiian Airlines Pilots Retirement Plan                          260,000             0.03%                0             4,276
-------------------------------------------------------------------------------------------------------------------------------
HSBCTTee Zola Managed Trust                                       900,000             0.09%                0            14,803
-------------------------------------------------------------------------------------------------------------------------------
IMF Convertible Fund                                            2,400,000             0.24%                0            39,475
-------------------------------------------------------------------------------------------------------------------------------
Investcorp Sam Fund Limited                                    10,000,000             1.00%                0           164,480
-------------------------------------------------------------------------------------------------------------------------------
KBC Financial Products USA                                      2,275,000             0.23%                0            37,419
-------------------------------------------------------------------------------------------------------------------------------
Lakeshore International Ltd.                                    5,000,000             0.50%                0            82,240
-------------------------------------------------------------------------------------------------------------------------------
Lehman Brothers Inc.                                              350,000             0.03%                0             5,756
-------------------------------------------------------------------------------------------------------------------------------
Liberty View Fund LLC                                             500,000             0.05%                0             8,224
-------------------------------------------------------------------------------------------------------------------------------
Liberty View Funds L.P.                                         4,500,000             0.45%                0            74,016
-------------------------------------------------------------------------------------------------------------------------------
LLT Limited                                                       440,000             0.04%                0             7,237
-------------------------------------------------------------------------------------------------------------------------------
Lord Abbett Bond Debenture Fund                                10,000,000             1.00%                0           164,480
-------------------------------------------------------------------------------------------------------------------------------
Lutheran Brotherhood                                            4,500,000             0.45%           14,160            74,016
-------------------------------------------------------------------------------------------------------------------------------
Lydian Overseas Partners Master Fund                           24,525,000             2.44%                0           403,387
-------------------------------------------------------------------------------------------------------------------------------
Lyxor Master Fund                                                 600,000             0.06%                0             9,868
-------------------------------------------------------------------------------------------------------------------------------
Lyxor Master Fund, c/o Forest Investment Mngt. L.L.C.           2,100,000             0.21%        2,100,000            34,540
-------------------------------------------------------------------------------------------------------------------------------
McMahan Securities Co. L.P.                                     1,150,000             0.11%                0            18,915
-------------------------------------------------------------------------------------------------------------------------------
Med America
Insurance,
c/o Income Research and Management                              3,535,000             0.35%                0            58,143
-------------------------------------------------------------------------------------------------------------------------------
Med American New York
Insurance,
c/o Income Research and Management                              1,315,000             0.13%                0            21,629
-------------------------------------------------------------------------------------------------------------------------------
Memphis Light, Gas and Water Retirement Fund                      935,000             0.09%                0            15,378
-------------------------------------------------------------------------------------------------------------------------------
Merrill Lynch, Pierce, Fenner and Smith Inc.                   14,123,000             1.41%                0           232,295
-------------------------------------------------------------------------------------------------------------------------------
Motion Picture Industry Health Plan - Active
Member Fund                                                       255,000             0.03%                0             4,194
-------------------------------------------------------------------------------------------------------------------------------
Motion Picture Industry Health Plan - Retiree
Member Fund                                                       125,000             0.01%                0             2,056
-------------------------------------------------------------------------------------------------------------------------------
Nicholas Applegate Convertible Fund                                87,000             0.01%                0             1,430
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                      Aggregate Principal
                                                       Amount of LYONs at      Percentage of      Common Stock      Common Stock
                Name/(2)//(3)/                        Maturity that May be         LYONs         Owned Prior to      Registered
                                                           Sold/(4)/            Outstanding        Conversion        Hereby/(1)/
--------------------------------------------------------------------------------------------------------------------------------
Northern Income Equity Fund                                      4,000,000             0.40%                  0           65,792
--------------------------------------------------------------------------------------------------------------------------------
OCM Convertible Trust                                            2,440,000             0.24%                  0           40,133
--------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Convertible Securities Fund                         10,000,000             1.00%                  0          164,480
--------------------------------------------------------------------------------------------------------------------------------
Paloma Securities LLC                                           17,125,000             1.70%              8,200          281,672
--------------------------------------------------------------------------------------------------------------------------------
Partner Reinsurance Company Ltd                                    590,000             0.06%                  0            9,704
--------------------------------------------------------------------------------------------------------------------------------
Penn Treaty Network America Insurance Company                      360,000             0.04%                  0            5,921
--------------------------------------------------------------------------------------------------------------------------------
Physicians Life                                                    314,000             0.03%                  0            5,164
--------------------------------------------------------------------------------------------------------------------------------
PIMCO Convertible Fund                                           1,000,000             0.10%                  0           16,448
--------------------------------------------------------------------------------------------------------------------------------
Principal Investors Fund, Inc. on behalf of its
Partners Large Cap Blend Fund                                      280,000             0.03%                  0            4,605
--------------------------------------------------------------------------------------------------------------------------------
Principal Investors Fund, Inc. on behalf of its
Principal Partners Large Cap Blend Fund, Inc.                      125,000             0.01%                  0            2,056
--------------------------------------------------------------------------------------------------------------------------------
Quattro Fund, Ltd.                                               1,500,000             0.15%                  0           24,672
--------------------------------------------------------------------------------------------------------------------------------
Queen's Health Plan                                                100,000             0.01%                  0            1,644
--------------------------------------------------------------------------------------------------------------------------------
RBC Capital Services Inc. c/o Forest Investment
Mngt. L.L.C.                                                        50,000             0.00%             47,000              822
--------------------------------------------------------------------------------------------------------------------------------
Rhapsody Fund, LP                                               13,300,000             1.32%                  0          218,758
--------------------------------------------------------------------------------------------------------------------------------
Royal Bank of Canada                                             6,300,000             0.63%            188,711          103,622
--------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Asset Management, Inc.                          7,750,000             0.77%                  0          127,472
--------------------------------------------------------------------------------------------------------------------------------
Salomon Smith Barney Inc.                                          174,000             0.02%                  0            2,861
--------------------------------------------------------------------------------------------------------------------------------
San Diego County Employees Retirement Association                1,000,000             0.10%                  0           16,448
--------------------------------------------------------------------------------------------------------------------------------
SCI Endowment Care Common Trust Fund - National
Fiduciary Services                                                 340,000             0.03%                  0            5,592
--------------------------------------------------------------------------------------------------------------------------------
SCI Endowment Care Common Trust Fund - Suntrust                    150,000             0.01%                  0            2,467
--------------------------------------------------------------------------------------------------------------------------------
S.G. Cowen Securities Corp.                                      5,000,000             0.50%                  0           82,240
--------------------------------------------------------------------------------------------------------------------------------
Southern Farm Bureau Life Insurance                                870,000             0.09%                  0           14,309
--------------------------------------------------------------------------------------------------------------------------------
Starvest Managed Portfolio                                         125,000             0.01%                  0            2,056
--------------------------------------------------------------------------------------------------------------------------------
State Employees' Retirement Fund of the State of
Delaware                                                         1,605,000             0.16%                  0           26,399
--------------------------------------------------------------------------------------------------------------------------------
State of Connecticut Combined Investment Funds                   2,680,000             0.27%                  0           44,080
--------------------------------------------------------------------------------------------------------------------------------
State of Florida, Division of Treasury                           3,380,000             0.34%                  0           55,594
--------------------------------------------------------------------------------------------------------------------------------
State of Florida, Office of the Treasurer                        3,500,000             0.35%                  0           57,568
--------------------------------------------------------------------------------------------------------------------------------
State of Mississippi Health Care Trust Fund                        905,000             0.09%                  0           14,885
--------------------------------------------------------------------------------------------------------------------------------
State of Oregon/SAIF Corporation                                 9,575,000             0.95%                  0          157,489
--------------------------------------------------------------------------------------------------------------------------------
State Street Bank Custodian for GE Pension Trust                 2,180,000             0.22%                  0           35,856
--------------------------------------------------------------------------------------------------------------------------------
Sylvan IMA Ltd., c/o Forest Mngt. L.L.C.                           810,000             0.08%            810,000           13,322
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                                      Aggregate Principal
                                                       Amount of LYONs at      Percentage of      Common Stock      Common Stock
                Name/(2)//(3)/                        Maturity that May be         LYONs         Owned Prior to      Registered
                                                           Sold/(4)/            Outstanding        Conversion        Hereby/(1)/
--------------------------------------------------------------------------------------------------------------------------------
The Frist Foundation                                               255,000             0.03%                  0            4,194
--------------------------------------------------------------------------------------------------------------------------------
Tokai Asia Limited                                              34,000,000             3.38%                  0          559,232
--------------------------------------------------------------------------------------------------------------------------------
Tufts Associated Health Plans, c/o Income
Research & Management                                              650,000             0.06%                  0           10,691
--------------------------------------------------------------------------------------------------------------------------------
UBS Warburg L.L.C.                                               3,300,000             0.33%                  0           54,278
--------------------------------------------------------------------------------------------------------------------------------
Union Carbide Retirement Account                                 2,500,000             0.25%                  0           41,120
--------------------------------------------------------------------------------------------------------------------------------
University of Massachusetts, c/o Income Research
& Management                                                       130,000             0.01%                  0            2,138
--------------------------------------------------------------------------------------------------------------------------------
Vanguard Convertible Securities Fund, Inc.                       5,285,000             0.53%                  0           86,927
--------------------------------------------------------------------------------------------------------------------------------
Variable Insurance Products Fund:  Equity-Income
Portfolio                                                        7,800,000             0.78%                  0          128,294
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for EB
Convertible Securities Fund                                        580,000             0.06%                  0            9,539
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for Key Trust
Convertible Securities Fund                                        100,000             0.01%                  0            1,644
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the
Charitable Convertible Securities Fund                             535,000             0.05%                  0            8,799
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the
Charitable Income Fund                                              85,000             0.01%                  0            1,398
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the Field
Foundation of Illinois                                              25,000             0.00%                  0              411
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the
GenCorp Foundation                                                  20,000             0.00%                  0              328
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the Key
Trust Fixed Income Fund                                            130,000             0.01%                  0            2,138
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the
Parker Key/Convertible                                             135,000             0.01%                  0            2,220
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the Union
Security Life Insurance Co                                          20,000             0.00%                  0              328
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Agent for the
Victory Convertible Securities Fund                                385,000             0.04%                  0            6,332
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Investment Manager
for Health Foundation of Greater Cincinnati                         80,000             0.01%                  0            1,315
--------------------------------------------------------------------------------------------------------------------------------
Victory Capital Management as Investment Manager
for Potlatch                                                       375,000             0.04%                  0            6,168
--------------------------------------------------------------------------------------------------------------------------------
White River Securities LLC                                      10,334,000             1.03%                  0          169,973
--------------------------------------------------------------------------------------------------------------------------------
Wilmington Trust Co as Owner & TTEE for the
Forestal Funding Master Trust                                    5,000,000             0.50%                  0           82,240
--------------------------------------------------------------------------------------------------------------------------------
Worldwide Transactions Ltd.                                        383,000             0.04%                  0            6,299
--------------------------------------------------------------------------------------------------------------------------------
Zurich Institutional Benchmarks Master Fund LTD                    500,000             0.05%                  0            8,224
--------------------------------------------------------------------------------------------------------------------------------
Zurich Master Hedge Fund c/o Forest Investment
Mngt. L.L.C.                                                       370,000             0.04%            370,000            6,085
--------------------------------------------------------------------------------------------------------------------------------

(1)      Assumes conversion of all of the holder's LYONs at a conversion rate of
         16.4480 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.

(2) Information about other selling securityholders will be set forth in post-effective amendments, if required.

(3) Assumes that any other holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

(4) Total principal amount of selling securityholders listed may be more than $1,005,000,000 because certain of the selling securityholders have transferred LYONs pursuant to rule 144A or otherwise reduced their position prior to selling pursuant to this registration statement without notifying Lowe's of their reduced position. The maximum principal amount at maturity of LYONs that may be sold under this registration statement will not exceed $1,005,000,000.

         The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change from over time. Any changed information will be set forth in post-effective amendments.

                             PLAN OF DISTRIBUTION

         The LYONs and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

         We will not receive any of the proceeds from the offering of LYONs or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the LYONS and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the LYONs or common stock offering by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

         The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the LYONs and the underlying common stock or otherwise, the selling securityholders may enter into options or other transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling securityholders. Selling securityholders may elect to not sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         Our outstanding common stock is listed for trading on the New York Stock Exchange.

         The selling securityholders and any broker and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The LYONs were issued and sold on February 16, 2001 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Merrill Lynch to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify Merrill Lynch and each selling securityholder, and each selling securityholder had agreed to indemnify us, Merrill Lynch and each other selling shareholder against certain liabilities arising under the Securities Act.

         The selling securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the LYONs and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

         We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder or (ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

         Under the securities laws of certain states, the LYONs may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the LYONs may not be sold unless the LYONs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's following public reference facilities:



Public Reference Room                   Chicago Regional Office
450 Fifth Street, N.W.                  Citicorp Center
Room 1024                               500 West Madison Street
Washington, D.C. 20549                  Suite 1400
                                        Chicago, Illinois 60661-2511

         You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus constitutes part of a registration statement on Form S-3 filed by Lowe's under the Securities Act of 1933. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

                INCORPORATION OF INFORMATION FILED WITH THE SEC

         The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means:

         .    incorporated documents are considered part of this prospectus;

         . we can disclose important information to you by referring you to those documents; and

         . our filings with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

         The following documents filed by Lowe's with the SEC (file No. 1-7898) are incorporated herein by reference and made a part hereof: (i) Lowe's Annual Report on Form 10-K for the fiscal year ended February 2, 2001, filed on April 13, 2001 and amended on July 12, 2001, (ii) Lowe's Quarterly Reports on Form 10-Q filed on June 15, 2001 and September 14, 2001; (iii) Lowe's Current Reports on Form 8-K filed on February 12, 2001, February 23, 2001, March 9, 2001 and October 25, 2001; and (iv) the description of Lowe's common stock and preferred stock purchase rights contained in Lowe's registration statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

         You can obtain any of the filings incorporated by reference in this document through us, or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                               Marshall A. Croom
                            Lowe's Companies, Inc.
                            1605 Curtis Bridge Road
                       Wilkesboro, North Carolina 28697
                  Telephone: (336) 658-4000 or (888) 34LOWES

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of the initial filing of the registration statement and until the termination of the offering of the securities offered by this prospectus:

         .    reports filed under Section 13(a) and (c) of the Exchange Act;

         . proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

         .    any reports filed under Section 15(d) of the Exchange Act.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.

                                 LEGAL MATTERS

         The validity of the LYONs and the shares of common stock issuable upon conversion of the LYONs has been passed upon for us by Hunton & Williams, Richmond, Virginia.

                                    EXPERTS

         The financial statements incorporated in this prospectus by reference from Lowe's Annual Report on Form 10-K for the fiscal year ended February 2, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         With respect to the unaudited interim financial information for the periods ended May 4, 2001 and April 28, 2000, and August 3, 2001 and July 28, 2000, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in Lowe's Quarterly Report on Form 10-Q for the quarters ended May 4, 2001 and August 3, 2001 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

         Ernst & Young LLP, independent auditors, have audited Eagle Hardware & Garden, Inc.'s consolidated financial statements for the fiscal year ended January 31, 1999, as described in our Annual Report on Form 10-K/A for the year ended February 2, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Eagle Hardware & Garden, Inc.'s financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by us, are as follows:

SEC Registration Fee                              $ 169,652
Accounting Fees                                      15,000
Trustee Fees                                         10,000
Printing, Engraving and Postage Expenses             15,000
Legal Fees and Expenses                              50,000
Miscellaneous Expenses                               15,348
                                                  ---------
Total                                             $ 275,000

Item l5. Indemnification of Directors and Officers.

     Article IV of the Company's Bylaws provides that the Company will indemnify any person as an officer or director of the Company or as an officer, director, trustee or partner of another corporation, trust, partnership or employee benefit plan at the request of the Company, against any liability incurred in connection with any proceeding arising out of the service. To the extent that such person is successful on the merits or otherwise in defense of any such proceeding, the Company will indemnify him against expenses actually and reasonably incurred in such defense. No indemnification is available if, at the time of the activities that are the subject of the proceeding, the person knew or believed that the activities were clearly in conflict with the best interests of the Company. Further, Section 55-8-51 of the North Carolina Business Corporation Act provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he is adjudged liable on the basis that personal benefit was improperly received by him.

     The Company maintains an insurance policy for the benefit of directors and officers insuring them against claims that are made against them by reason of any wrongful act (as defined) committed in their capacity as directors or officers.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number      Description of Exhibit
--------------      ----------------------
4.1*                Indenture between Lowe's Companies, Inc. and The Bank of
                         New York, dated as of February 16, 2001.

4.2                 Form of Liquid Yield Option Note(TM) due 2021 (Zero
                         Coupon -- Senior) (included in Exhibit 4.1).

4.3*                Registration Rights Agreement, dated as of February 16,
                         2001, by and between Lowe's Companies, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exhibit Number      Description of Exhibit
--------------      ----------------------
5.1*                Opinion of Hunton & Williams.

8.1*                Opinion of Hunton & Williams as to certain U.S. federal
                         income tax considerations.

12.1*               Computation of Ratio of Earnings to Fixed Charges.

15.1*               Letter of Deloitte & Touche LLP re Unaudited Interim
                         Financial Information.

23.1*               Consent of Deloitte & Touche LLP.

23.2                Consent of Hunton & Williams (included in Exhibit 5.1).

23.3*               Consent of Ernst & Young LLP.

24.1*               Power of Attorney

25.1*               Form of T-1 Statement of Eligibility of the Trustee under
                    the Indenture.
____________
*Previously filed.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections

          13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

          That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          To file an application for the purpose of determining the eligibility of a trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Wilkes, State of North Carolina, on November 16, 2001.



                                          LOWE'S COMPANIES, INC.

                                          (Registrant)



                                          By: /s/ Stephen A. Hellrung
                                              ----------------------------------
                                              Stephen A. Hellrung, Senior Vice
                                              President, General Counsel and
                                              Secretary


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 16, 2001.

         Signature                          Title
         ---------                          -----
         /s/ Robert L. Tillman*             Chairman of the Board of Directors, President,
------------------------------------
         Robert L. Tillman                  Chief Executive Officer and Director
                                            (Principal Executive Officer)


         /s/ Robert A. Niblock*             Senior Vice President and Chief Financial
-------------------------------
         Robert A. Niblock                  Officer (Principal Financial Officer)


         /s/ Kenneth W. Black, Jr.*         Senior Vice President and Chief Accounting Officer
-----------------------------------
         Kenneth W. Black, Jr.              (Principal Accounting Officer)


         /s/ Leonard L. Berry, Ph.D.*       Director
-------------------------------------
         Leonard L. Berry, Ph.D.


         /s/ Peter C. Browning*             Director
-------------------------------------
         Peter C. Browning

         /s/ Paul Fulton*                   Director
-------------------------------------
         Paul Fulton


         /s/ Dawn Hudson*                   Director
-------------------------------------
         Dawn Hudson


         /s/ Robert A. Ingram*              Director
-------------------------------------
         Robert A. Ingram


         /s/ Kenneth D. Lewis*              Director
-------------------------------------
         Kenneth D. Lewis


         /s/ Richard K. Lochridge*          Director
-------------------------------------
         Richard K. Lochridge


         /s/ Claudine B. Malone*            Director
-------------------------------------
         Claudine B. Malone


         /s/ Thomas D. O'Malley*            Director
-------------------------------------
         Thomas D. O'Malley


         /s/ Robert G. Schwartz*            Director
-------------------------------------
         Robert G. Schwartz


                  *By:   /s/ Stephen A. Hellrung
                         ----------------------------------
                         Stephen A. Hellrung
                         Attorney-in-Fact

                               INDEX TO EXHIBITS

Exhibit Number      Description of Exhibit
--------------      ----------------------

4.1*                Indenture between Lowe's Companies, Inc. and The Bank of
                       New York, dated as of February 16, 2001.

4.2                 Form of Liquid Yield Option Note(TM) due 2021 (Zero Coupon
                       -- Senior) (included in Exhibit 4.1).

4.3*                Registration Rights Agreement, dated as of February 16,
                       2001, by and between Lowe's Companies, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated.

5.1*                Opinion of Hunton & Williams.

8.1*                Opinion of Hunton & Williams as to certain U.S. federal
                       income tax considerations.

12.1*               Computation of Ratio of Earnings to Fixed Charges.

15.1*               Letter of Deloitte & Touche LLP re Unaudited Interim
                       Financial Information.

23.1*               Consent of Deloitte & Touche LLP.

23.2                Consent of Hunton & Williams (included in Exhibit 5.1).

23.3*               Consent of Ernst & Young LLP.

24.1*               Power of Attorney

25.1*               Form of T-1 Statement of Eligibility of the Trustee under
                       the Indenture.

_______________________
*Previously filed.